FORCE PROTECTION VIDEO EQUIPMENT CORP.

140 Iowa Lane

Suite 101

Cary, N.C. 27511

(919) 780-7897

January 28, 2016

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

Mara L. Ransom, Assistant Director

100 F Street, NE

Washington, D.C. 20549

            Re: Force Protection Video Equipment Corp.

Form S-1

Filed December 23, 2015

File No. 333-208720

Dear Ms. Ransom:

On behalf of Force Protection Video Equipment Corp, a Florida corporation (the “Company”), we submit our responses to the comments of the staff (the “Staff”) of the Securities & Exchange Commission (the “Commission”) dated January 21, 2016, to the Company’s Registration Statement on Form S-1 (File No. 333-208720) (the “Registration Statement”) originally filed with the Commission on December 23, 2015, in connection with the registration for resale of up to 13,815,474 shares of the Company’s common stock (“Common Stock”) by RDW Capital LLC, (“RDW”) the selling stockholder named in the Registration Statement.

GENERAL

Staff Comment 1

1. We note that the RDW Additional Financings are contingent upon satisfaction of certain Equity Conditions and upon the status of the First RDW Note or any Additional RDW Note. It appears that satisfaction of some of these conditions may be within RDW’s control and that RDW does not appear to be irrevocably bound to fund the RDW Additional Financings.  Please provide us with your analysis as to your eligibility to register the resale of common stock underlying the RDW Additional Financings at this time, or amend your registration statement to remove these shares. See Securities Act Sections Compliance and Disclosure Interpretations Questions 139.11.

Company Response to Staff Comment 1

1. On January 26, 2016, the Company and RDW amended the Stock Purchase Agreement to clarify that there is no discretion on the part of RDW. We have attached the amendment to this correspondence.

This amendment modifies Section 2.4 (b) (iv) and (vi) of the Stock Purchase Agreement as set forth below. RDW is thus irrevocably bound to purchase $2,250,000 of convertible notes (the “RDW Notes”), subject only to conditions outside its control.

Section 2.4(iv) of the Securities Purchase Agreement is deleted in its entirety and replaced by the following which is inserted in lieu thereof:

(iv) There is no existing Event of Default (as defined in the Notes).

Section 2.4(vi) of the Securities Purchase Agreement is deleted in its entirety and replaced by the following which is inserted in lieu thereof:

(vi) From the date hereof to the applicable Closing Date, trading in the Common Stock shall not have been suspended by the Commission  or the Company’s principal Trading Market and, at any time prior to the applicable Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities.

We believe Question 139.11 of the C&DI supports that we are eligible to register the resale   of the RDW Notes. Question 139.11 states:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. [Nov. 26, 2008]

In the sale of the RDW Notes to RDW the Company relied upon the Section 4(a)(2) private placement exemption. The Registration Statement filed by the Company is for the resale of the underlying securities, not the initial sale of the convertible notes.  RDW was irrevocably bound to purchase the securities at the time of filing the Registration Statement. RDW has funded two notes, and the final two tranches will close shortly after effectiveness of the Registration Statement, subject only to closing conditions outside RDW’s control. The purchase price for the RDW Notes was determined at the initial closing of the Securities Purchase Agreement (which occurred prior to the filing of the Registration Statement) and is not contingent on the market price of the Company’s common shares at the time of effectiveness.

Staff Comment 2

2. Please tell us which provision of Rule 415 you are relying on to conduct this offering and provide us with your analysis as to your ability to rely on such provision. Please also note that an at-the-market resale offering under Rule 415 is not available for registrants that are quoted on the OTC Pink Sheets.

Company Response to Staff Comment 2

2. The Company has revised its disclosures to reflect that shares will be offered by the selling shareholders at a fixed price of $1.11 per share, until the Company’s common stock is listed on a national securities exchange or is quoted on the OTC Markets OTCQB.

Staff Comment 3

3. Being quoted on the OTC Pink marketplace does not satisfy our requirement that there be an established public trading market for secondary at-the-market offerings for purposes of identifying the offering price or price range on the prospectus cover page.  See Item 501(b)(3) of Regulation S-K.  Please revise the filing, providing a fixed price or range for this offering until you are listed on an exchange or you are quoted on the OTC Bulletin Board, the OTCQX, or the OTCQB.

Company Response to Staff Comment 3

3. We have revised the offering price based upon the set price of $1.11 per share in accordance with Section 457(e).

Staff Comment 4

4. Please file, as an exhibit, the consent of Baum & Company P.A.  See Item 601(b) of Regulation S-K.

Company Response to Staff Comment 4

4. We have filed the consent of Baum & Company, P.A. as Exhibit 23.1 to the

Registration Statement.

PROSPECTUS COVER PAGE, PAGE 3

Staff Comment 5

5. You are registering “approximately three times the shares of common stock that will likely be issuable to the Selling Stockholder.”  In determining the number of shares to register, you must make a good-faith estimate of the maximum number of shares that you may issue on conversion.  Please provide an analysis on how you arrived at the number of shares being registered.  Please refer to Securities Act Sections Compliance and Disclosure Question 139.10.

Company Response to Staff Comment 5

5. As stated above, the Commission, in CD&I Question 139.11, issued interpretive guidance regarding the of filing a Registration Statement for the resale of securities underlying convertible securities before the issuance of such convertible securities.

The Company wishes to clarify the circumstances requiring it to register more than 100% of the shares of Common Stock that are issuable upon conversion of the Convertible Notes. Although CD&I Question 139.11 suggests that a registration statement covering underlying securities may be filed before completing a private placement of the convertible securities, the excess share amount that the Company seeks to register is not intended to be registered pursuant to such guidance. Prior to the filing of the Registration Statement, the Company made the private offering to RDW, and RDW is irrevocably bound to purchase a set number of convertible securities for a set purchase price.

The Company does not presently intend to register shares of Common Stock in excess of the number of shares underlying the RDW Notes in advance of a new private placement of convertible securities. Rather, the excess shares being registered is the product of the terms negotiated at arm’s length between the Company and RDW as part of the original sale of the RDW Notes.

             As part of the sale of the RDW Notes, RDW negotiated for customary registration rights typically included in private placement transactions. RDW, negotiated for registration rights that cover three (3) times the amount of the Registrable Securities, which are defined in the Registration Rights Agreement to include:

(a) all of the shares of Common Stock then issued and issuable upon conversion in full of the Notes (assuming on such date the Notes are converted in full without regard to any conversion limitations therein), (b) all shares of Common Stock issued and issuable as interest or principal on the Notes assuming all permissible interest and principal payments are made in shares of Common Stock and the Notes are held until maturity, (c) any additional shares of Common Stock issued and issuable in connection with any anti-dilution provisions in the Notes (without giving effect to any limitations on conversion set forth in the

Notes) and (d) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing; provided, however, that any such Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) for so long as (a) a Registration Statement with respect to the sale of such Registrable Securities is declared effective by the Commission under the Securities Act and such Registrable Securities have been disposed of by the Holder in accordance with such effective Registration Statement, (b) such Registrable Securities have been previously sold in accordance with Rule 144, or (c) such securities become eligible for resale without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 as set forth in a written opinion letter to such effect, addressed, delivered and acceptable to the Transfer Agent and the affected Holders (assuming that such securities and any securities issuable upon exercise, conversion or exchange of which, or as a dividend upon which, such securities were issued or are issuable, were at no time held by any Affiliate of the Company), as reasonably determined by the Company, upon the advice of counsel to the Company.

Based on the Company’s financial position, the prevailing market price of the Common Stock, lack of liquidity, existence of six (6) other outstanding convertible notes in the amount of $442,000 and the additional terms of the RDW Notes, the Company concluded that registering securities equal to three (3) times the total number of Registrable Securities was appropriate. In this regard, the Company acknowledges the fairly large number of shares of Common Stock covered by the Registration Statement relative to the public float of the Common Stock. We respectfully submit that the public float will likely increase upon the conversion of $442,000 of outstanding promissory notes held by six (6) lenders which will become available for resale under Rule 144. The conversion of these six (6) will likely cause substantial dilution to shares issuable to RDW upon conversion of the RDW notes. Further, the number of shares to be registered is merely the result of a mathematical formula employed by the Registration Rights Agreement, which reflects rights negotiated by the Investor.

Investors often negotiate for additional shares to be registered in connection with a registration of shares to be issued upon conversion or exercise of convertible or other securities as a safeguard against declining market prices after the closing of a private placement involving convertible securities, particularly where the issuer has other convertible securities outstanding. The Company also notes that the Commission has declared effective other registration statements purporting to register for resale a number of shares of common stock in excess of the number of shares that may be resold by the selling stockholders. See, e.g., Hydrophi Technologies Group, Inc., Response to SEC Comment Letter (July 14, 2014 ) (responding to the Commission’s comments regarding registration statement registering 150% of the number of shares issuable upon conversion of notes; registration statement declared effective July 25, 2014); 22nd Century Group, Inc., Response to SEC Comment Letter (March 8, 2013) (registering 200% of the of the number of shares issuable upon conversion of securities; registration statement declared effective

March 29, 2013).

To address the Staff’s comment, the Company has made additional disclosures in Amendment No. 1 to the Registration Statement to disclose the reason for the additional number of shares. The disclosures are set forth below:

“(1) The number of shares offered by the selling stockholders was calculated based on three (3) times the number of shares of common stock into which the Notes are “Registrable Securities”. The number of shares registered pursuant to this registration statement is equal to three (3) times the total number of Registrable Securities in accordance with our obligations under a registration rights agreement. This provision was the result of negotiations between us and the Selling Stockholder during which the Selling Stockholder asked that additional shares of common stock be registered at the rate of three (3) times the total number of Registrable Securities due to the potential decline in the market price of our common stock, the lack of liquidity of our common shares and potential dilution resulting from the conversion of approximately $442,000 of promissory notes held by six (6) holders.”

Staff Comment 6

6. On page 3, you state that RDW Capital, LLC is an underwriter, and, on page 33, you state that RDW Capital, LLC “may be deemed to be” an underwriter.  Please revise the second statement, clarifying that RDW Capital, LLC is an underwriter, or advise.

Company Response to Staff Comment 6

6. We have revised our disclosure to reflect that RDW Capital, LLC is an underwriter.

Staff Comment 7

7. Please revise the statement that you are listed on the OTC Bulletin Board, or advise.

Company Response to Staff Comment 7

7. We have revised the statement that we are on the OTC Bulletin Board to reflect we are quoted by the OTC Markets OTC Pinks.

EMERGING GROWTH COMPANY, PAGE 7

Staff Comment 8

8. We note your disclosure that you are an emerging growth company.  We also note that under your original name, M Street Gallery, Inc., you filed a registration statement on Form S-1 that went effective on September 12, 2011.  Please refer to Question 24 of the Generally

Applicable Questions on Title I of the Jumpstart Our Business Startups Act, available on our website, and provide us with your analysis regarding your eligibility to qualify as an emerging growth company.

Company Response to Staff Comment 8

8. We have removed all disclosures reflecting we are an emerging growth company.

RDW FINANCIING, PAGE 8

Staff Comment 9

9. We note that you have an agreement with Cater, Terry & Company, a registered broker-dealer, according to which it will receive share-based commission, cash fees, or both in connection with notes funded by RDW Capital, LLC.  Please explain why Carter, Terry & Company should not be listed as an underwriter.  See Securities Act Sections Compliance and Disclosure Interpretations Questions 139.22.

Company Response to Staff Comment 9

9. We have revised our disclosure to reflect RDW Capital, LLC is an underwriter as requested.

COMPANY ACKNOWLEDGMENT

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

 /s/ Paul Feldman

Paul Feldman, Chief Executive Officer

                                                                                                                                                                   Exhibit A

AMENDMENT NO. 2 TO SECURITIES PURCHASE AGREEMENT

This Amendment No. 2 to Securities Purchase Agreement (this “Amendment”), dated as of November 12, 2015, as amended, is entered into by and among Force Protection Video Equipment Corp., a Florida corporation (the “Company”), and RDW Capital, LLC (the “Purchaser”).

WITNESSETH:

WHEREAS, on November 12, 2015, the Company and the Purchaser entered into a Securities Purchase Agreement, and on November 12, 2015, the Company and the Purchaser entered into an amendment thereto (as amended, the “Securities Purchase Agreement”);

WHEREAS, the Company and the Purchaser desires to amend the Securities Purchase Agreement as more particularly set forth below;

NOW, THEREFORE, in consideration of the covenants and mutual promises contained herein and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged and intending to be legally bound hereby, the parties agree as follows:

1. Section 2.4(iv) of the Securities Purchase Agreement shall be deleted in its entirety and replaced by the following which shall be inserted in lieu thereof:

There is no existing Event of Default (as defined in the Notes).

2. Section 2.4(vi) of the Securities Purchase Agreement shall be deleted in its entirety and replaced by the following which shall be inserted in lieu thereof:

From the date hereof to the applicable Closing Date, trading in the Common Stock shall not have been suspended by the Commission  or the Company’s principal Trading Market and, at any time prior to the applicable Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities.

3. Except as modified herein, the terms of the Securities Purchase Agreement shall remain in full force and effect.

4. This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and shall be binding upon all parties, their successors and assigns, and all of which taken together shall constitute one and the same Amendment.  A signature delivered by facsimile shall constitute an original.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date set forth above.

 FORCE PROTECTION VIDEO EQUIPMENT CORP.

By: /s/ Paul Feldman

Name: Paul Feldman

Title: President

PURCHASER:

RDW CAPITAL, LLC

By: /s/ John DeNobile

Name: John DeNobile

Title: Manager